[redacted]

04003263

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PACKERLAND BROKERAGE SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 SECURITY BLVD., SUITE 101
(No. and Street)

GREEN BAY	WISCONSIN	54313
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED FEB 27 2004 WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bernie Boushka, Director of Financial Operations (920) 662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson, Tackman & Company PLC
(Name – *if individual, state last, first, middle name*)

306 Cherry Street		WISCONSIN	54301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, BERNARD BOUSHKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACKERLAND BROKERAGE SERVICES INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bernard Boushka
Signature

Director of Financial Operations
Title

Kathryn Smith
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTSAND
INDEPENDENT AUDITORS' REPORT

December 31, 2003

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2003

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying Statement of Financial Condition of Packerland Brokerage Services, Inc. as of December 31, 2003, and the related statements of income, retained earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31 2003, and results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson Tackman & Co. PLC

Certified Public Accountants

February 23, 2004

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
CURRENT ASSETS		
Cash	$	182,674
Money markets		42,612
Receivables:		
Concessions		520,668
Other		56,247
Deposits and Prepaid Expenses		10,750
TOTAL CURRENT ASSETS		812,951
PROPERTY AND EQUIPMENT		
Equipment		74,547
Less accumulated depreciation		47,583
NET PROPERTY AND EQUIPMENT		26,964
OTHER ASSETS		
Packerland Building LLC - 50% ownership		40,000
Noncompete agreement, less amortization of $18,073		18,072
		58,072
TOTAL ASSETS	$	897,987

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Line of credit	$	65,000
Accounts payable		56,326
Commissions payable		468,601
Payable to past officer		25,000
Accrued payroll		5,800
Accrued payroll taxes		1,069
Other accruals		4,534
Income taxes payable		20,040
Deferred income tax payable		6,163
TOTAL LIABILITIES		652,533
STOCKHOLDERS' EQUITY		
Common stock, $.02 Par Value- 9000 Shares Authorized 6,752 Shares Issued and Outstanding		165,590
Treasury stock 1,231 shares at $65		(80,015)
Retained earnings		159,879
TOTAL STOCKHOLDERS' EQUITY		245,454
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	897,987

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
Year ended December 31, 2003

		2003
OPERATING REVENUES		
Concessions		$ 6,088,082
Trading		405,954
RIA Fees		56,247
Vendor Bonuses		46,303
Insurance		33,891
Sales reps excess		48,230
Other		41,845
	TOTAL REVENUES	6,720,552
COMMISSION EXPENSE		5,858,066
	NET REVENUES	862,486
OPERATING EXPENSES		787,820
OPERATING INCOME		74,666
OTHER INCOME (EXPENSE)		
Packerland building LLC income		13,402
Interest income		267
Loss on investment		(3,000)
Interest expense		(1,083)
	TOTAL OTHER INCOME(EXPENSE)	9,586
INCOME BEFORE INCOME TAXES		84,252
PROVISION FOR INCOME TAXES		
Current income taxes		20,040
Deferred income taxes		1,882
	TOTAL INCOME TAXES	21,922
NET INCOME		62,330
BEGINNING RETAINED EARNINGS		97,549
	RETAINED EARNINGS, END OF YEAR	$ 159,879

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
Year Ended December 31, 2003

	Common Stock	Treasury Stock	Retained Earnings	Total Equity
Beginning Balance	$ 165,590	$ -	$ 97,549	$ 263,139
Purchase of Treasury Stock	-	(145,015)		(145,015)
Sale of Treasury Stock		65,000		65,000
Net Income	-	-	62,330	62,330
Ending Balance	$ 165,590	$ (80,015)	$ 159,879	$ 245,454

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
Year ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	62,330
Adjustments to reconcile net income to net cash provided by operations:		
Loss on investments		3,000
Depreciation		10,114
Amortization		18,072
(Increase) decrease in:		
Receivables		(309,817)
Deposits and prepaids		(1,834)
(Decrease) increase in:		
Commissions payable		158,626
Accounts payable		44,701
Accruals		10,127
Income tax payable		20,941
NET CASH PROVIDED BY OPERATING ACTIVITIES		16,260
CASH FLOWS FROM INVESTING ACTIVITIES		
Money markets		(219)
Purchase of office equipment		(6,672)
Non-compete agreement purchased		(36,144)
NET CASH PROVIDED BY INVESTING ACTIVITIES		(43,035)
CASH FLOW FROM FINANCING ACTIVITIES		
Line of credit		65,000
Due to past officer		25,000
Purchase of treasury stock		(145,015)
Sale of treasury stock		65,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		9,985
NET INCREASE IN CASH		(16,790)
CASH AT BEGINNING OF YEAR		199,464
CASH AT END OF YEAR	$	182,674

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Business

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company has cash on deposit with a financial institution amounting to $361,317 at December 31, 2003, which exceeds the amount fully insured by the U.S. Federal Deposit Insurance Corporation. The Company also has a deposit of $33,683 in a money market fund at Southwest Securities.

Accounts Receivable

The Company's accounts receivable at December 31, 2003 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable when collected to the Company's sale representatives.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by using either straight-line or accelerated cost recovery method for the useful life of 5 to 8 years for financial reporting.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives of financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

NOTE B - EMPLOYEE COMPENSATION AGREEMENTS

The Company has entered into agreements with Kathryn Smith, CEO with regard to: salary, car allowance, and monthly commission to be paid as long as the Company makes a profit. The commissions are based on 1.0% of the total income of the Company. The agreements also contain non-compete restrictions.

NOTE C – RELATED PARTY LEASE AND INVESTMENT

The Company entered into a lease agreement for office space for its Green Bay location with Packerland Building LLC on April 19, 2001, commencing September 1, 2001, for a term of 7 years ending September 1, 2008, at an annual rate of $58,000 per year with 3% annual increases. Lease payments for 2003 were $60,332. The Company received $2,700 in 2003 from a sub-leaser. The Company is also responsible for all utilities. The Company has an option to renew the lease for 36 months at the end of the lease term. The Company has invested $40,000 and is a fifty percent (50%) owner in Packerland Building LLC.

NOTE D – PENSION PLAN

The Company provides a simple IRA plan for the benefit of its employees. The Company contributed $5,625 to the plan during 2003.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULE OF OPERATING EXPENSES
Year ended December 31, 2003

Wages and payroll commissions	$	344,307
Payroll taxes		26,266
Employee medical insurance		33,338
Worker's compensation insurance		1,347
Board of director's fee		33,600
Pension plan contributions		5,625
Advertising		11,044
Car Allowance		12,857
Diminimus fringe		2,898
Dues and subscriptions		2,398
Professional fees		79,574
Officer's life insurance		8,957
Other insurance		546
Licenses and permits		747
Meetings		8,923
Training		3,233
NASD reg fees and fines		3,422
Office supplies		12,892
Postage and delivery		19,664
Printing and reproduction		3,759
Bank charges		4,193
Telephone		7,462
Travel and lodging		39,776
Trade adjustments		1,452
Meals and entertainment		2,324
Rent		57,632
Repairs		13,223
Equipment rental		5,373
Utilities		6,864
Depreciation		10,114
Amortization on non-compete agreement		18,072
Miscellaneous		5,938
	$	787,820

WISCONSIN OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Packerland Brokerage Services, Inc. for the year ended December 31, 2003 and this report does not effect our report thereon dated February 23, 2004. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and regulated regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Anderson Tackman & Co., PLC

Certified Public Accountants

February 23, 2004

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2003

	Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS				
1 Cash	$ 225,720	$ 225,286	$ (434)	Adjusted to actual
2 Receivables from brokers or dealers	565,129	565,129	-	
3 Receivables from non-customers	11,315	22,536	11,221	Amount due from Packerland Building Co
5 Other investments	58,072	58,072	-	
10 Net property and equipment	38,117	26,964	(11,153)	2003 depreciation and $1,038 reclassified to supplies
11 Other assets	70	-	(70)	Reclassify
Total Assets	$ 898,423	$ 897,987	(436)	
LIABILITIES				
13 Bank loans payable	65,000	65,000	-	
14 Payable to brokers or dealers	468,601	468,601	-	
15 Payable to non-customers	1,200	1,200	-	
17 Accounts payable and other accruals	57,920	117,732	(59,812)	Adjusting income tax accruals (-$7,478)
Total Liabilities	592,721	652,533	(59,812)	Record additional payables ($20,062)
				Record accrued payroll ($5,800)
				Additional consulting fees - ($41,428)
EQUITY				
12.B Common stock	165,591	165,590	1	Rounding
12.D Retained earnings	220,126	159,879	60,247	Net of above explanations
12.F Treasury stock	(80,015)	(80,015)	-	
Total Equity	305,702	245,454	60,248	
Total Liabilities and Equity	$ 898,423	$ 897,987	$ 436	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2003

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 305,702	$ 245,454	$ 60,248	Net of explanations on reconciliation schedule
6	Nonallowable assets	(117,127)	(117,127)	-	
10	Net capital	188,575	128,327	60,248	
11	Minimum net capital required	39,515	43,502	(3,987)	
12	Minimum dollar net capital requirement	25,000	25,000	-	
13	net capital requirement	39,515	43,502	(3,987)	
14	Excess net capital	149,060	84,825	64,235	
15	Excess net capital at 1000%	129,303	63,074	66,229	
19	Total aggregate indebtedness	$ 592,721	$ 652,533	$ (59,812)	
20	Percentage of debt to debt-equity total	314%	508%		